# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LESAKA Technologies, CIK 0001041514
CUSIP: 64107N206
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: President Place, 4th Floor, Cnr., Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa (T3), 00000
Date of event which requires filing of this statement: 03/13/2026
Filed by CIK 0001384542
Persons authorized to receive notices and communications: Mr. Farid Fezoua, 2121 Pennsylvania Avenue, Washington, District Of Columbia (DC), 20433, (202) 522-3743

## Reporting persons
- International Finance Corporation ("IFC") (CIK 0001384542): type of reporting person: other (OO); member of a group; source of funds: other (OO); sole voting power 3,271,862; shared voting power 0; sole dispositive power 3,271,862; shared dispositive power 0; aggregate amount beneficially owned 3,271,862 (3.9% of the class)
  Comment: IFC is an international organization established by Articles of Agreement among its member countries, including the United States, and as such, enjoys certain immunities, privileges and exemptions, including the freedom of all of its property and assets from restrictions, regulations, controls and moratoria of any nature. The voluntary provision by IFC of the following information does not in any way constitute or imply a waiver, termination or modification by IFC of any privilege, immunity or exemption of IFC granted in the Articles of Agreement establishing IFC, international conventions, or applicable law.
- IFC African, Latin American and Caribbean Fund ("ALAC") (CIK 0001490628): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,527,375; sole dispositive power 0; shared dispositive power 2,527,375; aggregate amount beneficially owned 2,527,375 (3.01% of the class)
- IFC African, Latin American and Caribbean Fund (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,527,375; sole dispositive power 0; shared dispositive power 2,527,375; aggregate amount beneficially owned 2,527,375 (3.01% of the class)
- IFC Financial Institutions Growth Fund, LP ("FIG") (CIK 0001638084): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,302,551; sole dispositive power 0; shared dispositive power 3,302,551; aggregate amount beneficially owned 3,302,551 (3.94% of the class)
- IFC FIG Fund (GP), LLP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,302,551; sole dispositive power 0; shared dispositive power 3,302,551; aggregate amount beneficially owned 3,302,551 (3.94% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: LESAKA Technologies
Address of issuer's principal executive offices: President Place, 4th Floor, Cnr., Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa (T3), 00000
Comment: This Amendment No. 4 to Schedule 13D (the "Amendment") is being filed with respect to the Reporting Persons' beneficial ownership in Lesaka Technologies, Inc. (f/k/a Net 1 UEPS Technologies, Inc.) (the "Issuer"). This amendment supplements the Schedule 13D as previously filed on June 1, 2016, as amended by Amendment No. 3 filed December 4, 2024, Amendment No. 2 filed August 19, 2022 and Amendment No. 1 filed on May 29, 2020 (as amended, the "Schedule 13D"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:
We incorporate by reference Item 5(c) below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons set forth below sold the amount of shares of Common Stock on the dates and at the prices set forth below in a series of open market transactions. The Reporting Persons expect to sell additional shares of the Common Stock now held from time-to-time depending on market conditions; however, there is no assurance that the Reporting Persons will actually sell any or all of their shares of the Common Stock. Such sales may be in the open market, in privately negotiated transactions, or otherwise. Other than as described, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follow:
The aggregate percentage of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 83,920,675 shares outstanding as of February 2, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2025.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended as follows:
ALAC, a United Kingdom limited partnership, of which IFC African, Latin American and Caribbean Fund (GP) LLC, a Delaware limited liability company, serves as general partner, disposed of 254,140 shares of Common Stock through a series of market sales between March 4, 2026 and March 17, 2026 for an aggregate price of $1,256,045, net of brokerage commissions, as follows: On March 4, 2026, ALAC sold 6,823 shares of Common Stock at a weighted average price of $4.65 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.62 to $4.70. On March 5, 2026, ALAC sold 4,290 shares of Common Stock at a weighted average price of $4.59 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.53 to $4.64. On March 6, 2026, ALAC sold 9,224 shares of Common Stock at a weighted average price of $4.6395 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.60 to $4.69. On March 9, 2026, ALAC sold 27,767 shares of Common Stock at a weighted average price of $4.5625 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.5050 to $4.64. On March 10, 2026, ALAC sold 24,532 shares of Common Stock at a weighted average price of $4.6378 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.545 to $4.75. On March 11, 2026, ALAC sold 4,235 shares of Common Stock at a weighted average price of $4.6494 per share.

Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.63 to $4.66. On March 12, 2026, ALAC sold 2,839 shares of Common Stock at a weighted average price of $4.6773 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.66 to $4.725. On March 13, 2026, ALAC sold 60,000 shares of Common Stock at a weighted average price of $4.8485 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.71 to $4.94. On March 16, 2026, ALAC sold 27,389 shares of Common Stock at a weighted average price of $4.9423 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.81 to $5.11. On March 17, 2026, ALAC sold 87,041 shares of Common Stock at a weighted average price of $5.3093 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $5.10 to $5.52. The Reporting Person undertakes, upon request by the staff of the Securities and Exchange Commission, the Issuer or a security holder of the Issuer to provide full information regarding the number of shares purchased at each separate price.

## Signatures
- International Finance Corporation ("IFC"): To come, Andi Dervishi / Head, Global Fintech Investments (03/17/2026)
- IFC African, Latin American and Caribbean Fund ("ALAC"): To come, Selena Baxa / Fund Head (03/17/2026)
- IFC African, Latin American and Caribbean Fund (GP) LLC: To come, Selena Baxa / Fund Head (03/17/2026)
- IFC Financial Institutions Growth Fund, LP ("FIG"): To come, Jun Nitta / Fund Head (03/17/2026)
- IFC FIG Fund (GP), LLP: To come, Jun Nitta / Fund Head (03/17/2026)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.